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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

T-NETIX, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

87259 10 9

(Cusip Number)

Brian D. Schwartz, President
TZ Holdings, Inc.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
(305) 379-2322

With copies to:
Jorge L. Freeland, Esq.
White & Case LLp
200 South Biscayne Boulevard
49th Flloor
Miami, Florida 33131
(305) 371-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87259 10 9			Page 2 of 12

1.	Name of Reporting Person: TZ Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): CO

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 3 of 12

1.	Name of Reporting Person: TZ Acquisition, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): CO

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 4 of 12

1.	Name of Reporting Person: H.I.G.-TNetix, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): CO

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 5 of 12

1.	Name of Reporting Person: H.I.G. Capital Partners III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): PN

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 6 of 12

1.	Name of Reporting Person: H.I.G Investment Group III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): PN

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 7 of 12

1.	Name of Reporting Person: H.I.G. Associates III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): PN

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 8 of 12

1.	Name of Reporting Person: H.I.G. Advisors III, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): OO

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

CUSIP No. 87259 10 9			Page 9 of 12

1.	Name of Reporting Person: H.I.G. GP-II, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK; AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,961,578*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,961,578*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,961,578*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.96%

14.	Type of Reporting Person (See Instructions): CO

*	Beneficial ownership is based solely on the provisions of the Tender Agreement described in Item 6 of this Schedule 13D, pursuant to which the Principal Stockholders have agreed to tender in the Offer such shares of Common Stock shown here as beneficially owned, to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and the Purchaser to vote that portion of such shares of Common Stock shown here as beneficially owned that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of January 22, 2004 (the “Merger Agreement”), by and among TZ Holdings, Inc., a corporation organized under the laws of the State of Delaware (“Parent”), TZ Acquisition, Inc., a corporation organized under the laws of the State of Delaware (the “Purchaser”), and T-NETIX, Inc., a corporation organized under the laws of the State of Delaware (the “Company”). A copy of the Merger Agreement is attached as Exhibit 99.1 hereto. Pursuant to the Merger Agreement, the Purchaser is making an offer to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $4.60 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 3, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal filed as part of the tender offer statement on Schedule TO, dated February 3, 2004, by Parent, the Purchaser, H.I.G.-TNetix, Inc., a corporation organized under the laws of the Cayman Islands (“HIG TNetix”), H.I.G. Capital Partners III, L.P., a private investment fund organized as a limited partnership under the laws of the State of Delaware (“HIG Capital Partners”), and H.I.G. Investment Group III, L.P., a private investment fund organized as a limited partnership under the laws of the Cayman Islands (“HIG Investment Group”). A copy of the Offer to Purchase is attached as Exhibit 99.2 hereto.

This Schedule 13D also relates to the Tender Agreement and Irrevocable Proxy, dated as of January 22, 2004 (the “Tender Agreement”), by and among Parent, the Purchaser and each of W.P. Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, The Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor and Irvin Wall (collectively, the “Principal Stockholders”) who beneficially own, in the aggregate, 4,961,578 shares of Common Stock. A copy of the Tender Agreement is attached as Exhibit 99.3 hereto. The shares of Common Stock beneficially owned by the Principal Stockholders represent approximately 32.96% of the outstanding shares of Common Stock (approximately 26.44% on a fully diluted basis). Pursuant to the Tender Agreement, the Principal Stockholders have agreed to tender their shares of Common Stock pursuant to the Offer, to vote that portion of the shares of Common Stock that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement, and to grant a proxy to Parent and Purchaser to vote such shares of Common Stock that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement.

Item 1. Security and Issuer

The Schedule 13D relates to the shares of Common Stock. The principal executive offices of the Company are located at 2155 Chenault Drive, Suite 410, Carrollton, Texas 75006.

Item 2. Identity and Background

This Schedule 13D is being filed by Parent, the Purchaser, HIG TNetix, H.I.G. GP-II, Inc., a corporation organized under the laws of the State of Delaware (“HIG GP”), HIG Investment Group, HIG Capital Partners, H.I.G. Associates III, L.P., a limited partnership organized under the laws of the Cayman Islands (“HIG Associates”), and H.I.G. Advisors III, L.L.C., a limited liability company organized under the laws of the State of Delaware (“HIG Advisors” and, together with Parent, the Purchaser, HIG TNetix, HIG GP, HIG Investment Group, HIG Capital Partners and HIG Associates, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. The agreement among Reporting Persons relating to the joint filing of this statement (the “Joint Filing Agreement”) is attached as Exhibit 99.4 hereto.

The Purchaser, the Parent and HIG TNetix were formed for the specific purpose of consummating the Offer and the other transactions contemplated by the Merger Agreement. The Purchaser is a direct wholly owned subsidiary of Parent and Parent is a direct wholly owned subsidiary of HIG TNetix.

HIG TNetix is controlled by HIG Capital Partners and HIG Investment Group, which own 86.7% and 8.3% of the outstanding capital stock of HIG TNetix, respectively. The remaining 5.0% of the outstanding capital stock of HIG TNetix is owned by individual investors. Pursuant to their collective ownership interests, HIG Capital Partners and HIG Investment Group have the right to designate a majority of the members of the board of directors of Parent.

10 of 12

HIG Advisors is the general partner of HIG Capital Partners. HIG Associates is the general partner of HIG Investment Group. HIG GP is the manager of HIG Advisors and the general partner of HIG Associates.

Anthony A. Tamer is the President and Sami W. Mnaymneh is the Vice President and Secretary of HIG GP. Each of Messrs. Tamer and Mnaymneh disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

The information set forth in the section of the Offer to Purchase entitled Section 8 – “Certain Information Concerning HIG, Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in the section of the Offer to Purchase entitled Section 9 – “Source and Amount of Funds” is incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in the sections of the Offer to Purchase entitled “Introduction,” Section 7 – “Certain Information Concerning the Company,” Section 8 – “Certain Information Concerning HIG, Parent and the Purchaser,” Section 10 – “Background of the Offer,” Section 11 – “Purpose of the Offer; Plans for the Company; Certain Agreements,” Section 12 – “Dividends and Distributions” and Section 13 – “Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration” is incorporated herein by reference. This Schedule 13D relates to the transactions contemplated by (i) the Merger Agreement and (ii) the Tender Agreement. Copies of the Merger Agreement and the Tender Agreement are filed as Exhibits 99.1 and 99.3 hereto, respectively.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)  As a result of the Tender Agreement, the Reporting Persons may be deemed to be the beneficial owners of 4,961,578 shares of Common Stock, which represents in the aggregate approximately 32.96% of the outstanding shares of Common Stock (approximately 26.44% on a fully diluted basis). The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (b)  The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 4,961,578, (iii) sole dispositive power is none, and (iv) shared dispositive power is 4,961,578. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (c)  The information set forth in the section of the Offer to Purchase entitled Section 8 – “Certain Information Concerning HIG, Parent and the Purchaser” is incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in the sections of the Offer to Purchase entitled “Introduction,” Section 10 – “Background of the Offer,” Section 11 – “Purpose of the Offer; Plans for the Company; Certain Agreements” and Section 8 – “Certain Information Concerning HIG, Parent and the Purchaser” is incorporated herein by reference. A copy of the Joint Filing Agreement is filed as Exhibit 99.4 hereto.

11 of 12

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1.	Agreement and Plan of Merger, dated as of January 22, 2004, by and among Parent, the Purchaser and the Company.(1)

Exhibit 99.2	Offer to Purchase, dated as of February 3, 2004, by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group. (2)

Exhibit 99.3.	Tender Agreement and Irrevocable Proxy, dated as of January 22, 2004, by and among Parent, the Purchaser and the Principal Stockholders. (3)

Exhibit 99.4.	Joint Filing Agreement, among each member of the Group, dated February 3, 2004.

(1)	Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group on February 3, 2004.

(2)	Incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group on February 3, 2004.

(3)	Incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group on February 3, 2004.

12 of 12

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2004

TZ ACQUISITION, INC	TZ HOLDINGS, INC

/s/ Brian D. Schwartz	/s/ Brian D. Schwartz

Name: Brian D. Schwartz Title: President	Name: Brian D. Schwartz Title: President

H.I.G.-TNETIX, INC	H.I.G. GP-II, INC

/s/ Anthony A. Tamer	/s/ Anthony A. Tamer

Name: Anthony A. Tamer Title: President	Name: Anthony A. Tamer Title: President

H.I.G. INVESTMENT GROUP III, L.P.	H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. Associates III, L.P., its general partner	By: H.I.G. Advisors III, L.L.C., its general partner

By: H.I.G. GP-II, Inc., its general partner	By: H.I.G. GP-II, Inc., its manager

/s/ Anthony A. Tamer	/s/ Anthony A. Tamer

Name: Anthony A. Tamer Title: President	Name: Anthony A. Tamer Title: President

H.I.G. ASSOCIATES III, L.P.	H.I.G. ADVISORS III, L.L.C

By: H.I.G. GP-II, Inc., its general partner	By: H.I.G. GP-II, Inc., its manager

/s/ Anthony A. Tamer	/s/ Anthony A. Tamer

Name: Anthony A. Tamer Title: President	Name: Anthony A. Tamer Title: President

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1.	Agreement and Plan of Merger, dated as of January 22, 2004, by and among Parent, the Purchaser and the Company.(1)

Exhibit 99.2	Offer to Purchase, dated as of February 3, 2004, by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group. (2)

Exhibit 99.3.	Tender Agreement and Irrevocable Proxy, dated as of January 22, 2004, by and among Parent, the Purchaser and the Principal Stockholders. (3)

Exhibit 99.4.	Joint Filing Agreement, among each member of the Group, dated February 3, 2004.

(1)	Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group on February 3, 2004.

(2)	Incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group on February 3, 2004.

(3)	Incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent, the Purchaser, HIG TNetix, HIG Capital Partners and HIG Investment Group on February 3, 2004.